599 LEXINGTON AVENUE  |  NEW YORK  |  NY  |  10022-6069

WWW.SHEARMAN.COM  |  T +1.212.848.4000  |  F +1.212.848.7179

                                                                                                                                          May 14, 2010

Via Federal Express and Edgar Transmission

Mr. Larry Spirgel Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549 Phone: 202-551-3810

Re:	CBS Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 001-09553

Dear Mr. Spirgel:

On behalf of our client, CBS Corporation (“CBS” or the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated April 13, 2010 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”).  For the purposes of this letter, the Company refers to its Form 10-Q for the quarter ended March 31, 2010 as its “First Quarter Form 10-Q”, its Form 10-Q for the quarter ended June 30, 2010 as its “Second Quarter Form 10-Q” and its Form 10-K for the fiscal year ended December 31, 2010 as its “2010 Form 10-K”.  For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

General

1.	Tell us your assessment of the expected impact of the health care overhaul legislation on your income tax expense and associated net income.

As disclosed in its First Quarter Form 10-Q, during the first quarter of 2010 the Company recorded a charge of $62.2 million in the provision for income taxes associated with tax benefits which can no longer be realized due to a change in the tax treatment of the Medicare Part D subsidy resulting from the health care overhaul legislation.

The Company respectfully notes that it continues to evaluate the provisions of the healthcare overhaul legislation. The future impact, if any, on the Company’s consolidated financial statements cannot currently be determined.

Item 1A. Risk Factors, page I-23
The Loss of Key Personnel, Including Talent, Could Disrupt…and Adversely Affect Its Revenues, page I-30

2.	Indicate whether you have a succession plan for your founder and Chairman of the Board, Sumner Redstone.

In accordance with its responsibility to elect a successor Chairman of the Board, the Board reviews succession planning related to the Chairman of the Board on a periodic basis.

Liquidity and Capital Resources, page II-28

3.
We note your belief that your operating cash flows and borrowing capacity, among other things, will be sufficient to fund your operating needs “for the foreseeable future.”  Provide a more detailed discussion of your plans to meet both your short-term and long-term liquidity needs.  For example, we note that you have more than $5B in payments due in 2010, while you only had $939M of net cash flow from operating activities in 2009 and you have borrowing capacity of $1.8B under your credit facility.  Please note that we consider “long-term” to be the period in excess of the next twelve months.  See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

In response to the Staff's Comment, in future filings, beginning with the Second Quarter Form 10-Q, the Company will expand its existing disclosure in the Liquidity and Capital Resources section of its Management's Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”), as set forth below.  For the convenience of the Staff, this expanded disclosure has been compared to the disclosure which appeared on page II-28 of the 2009 Form 10-K.  In this regard, please note that the disclosures which have been added in response to the Staff's Comment have been underlined.  Please also note that in future filings the borrowing capacity under the Company's Credit Facility and the long-term debt obligations due over the next five years will be updated to disclose the amount at the end of the period for which the report is being filed.

“Liquidity and Capital Resources

The Company continually projects anticipated cash requirements for its operating, investing and financing needs as well as cash flows generated from operating activities available to meet these needs.  The Company’s operating needs include, among other items, commitments to purchase sports programming rights, television and film programming, talent contracts, franchise payments, interest payments, and pension funding obligations. The Company’s investing and financing needs include capital expenditures, dividends and principal payments on its outstanding indebtedness. The Company believes that its operating cash flows, cash and cash equivalents, borrowing capacity under its Credit Facility, which had $1.837 billion of remaining availability at December 31, 2009, and access to capital markets are sufficient to fund its operating, investing and financing requirements for the next twelve months.

The Company’s funding for short-term and long-term obligations will come primarily from cash flows from operating activities.  Any additional cash funding requirements are financed with short-term borrowings, including commercial paper, and long-term debt. To the extent that commercial paper is not available to the Company, the existing Credit Facility provides sufficient capacity to satisfy any short-term borrowing needs.

Funding for the Company’s long-term debt obligations due over the next five years, of approximately $2.71 billion, is expected to come from cash generated from operating activities and the Company’s ability to refinance its debt.”

***

The Company respectfully notes that as of the date of this letter, its long-term debt obligations due over the next five years have been reduced to approximately $1.79 billion from $2.71 billion at December 31, 2009. The Company also respectfully notes that $4.83 billion (consisting of programming and talent commitments of $3.35 billion, guaranteed minimum franchise payments of $388.9 million, purchase obligations of $281.0 million, operating lease commitments of $334.9 million and interest commitments of $476.4 million) of its $5.27 billion of significant contractual obligations due in 2010 (as reflected on page II-29 of the 2009 Form 10-K), is part of its normal course of business which is expected to be funded by cash inflows from operating activities. The Company also respectfully notes that the $939.4 million of net cash flow for the year ended December 31, 2009 reflects the Company’s cash generated from operating activities after satisfying these operational obligations.

Contractual Obligations, page II-29

4.	Please include a “Total” row in this table to reflect the total payments due in each period presented. See Item 303(a)(5) of Regulation S-K.

In response to the Staff’s Comment, in future filings, beginning with its 2010 Form 10-K, the Company will add a “Total” row to its contractual obligations table.

Impairment of Goodwill and Intangible Assets, page II-31
3) Goodwill and Intangible Assets, page II-54

5.
We note that goodwill represents 32% or more of your assets as of December 31, 2009.  In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test
•	Amount of goodwill allocated to the unit
•	Description of the methodology used to determine fair value
•	Description of key assumptions used and how the key assumptions were determined
•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.  Please provide us your proposed disclosures.

In response to the Staff’s Comment, in future filings the Company will expand its existing disclosures in the Critical Accounting Policies section of its MD&A, beginning with the Second Quarter Form 10-Q, and the “Goodwill and Intangible Assets” footnote to the financial statements, beginning with the 2010 Form 10-K, as set forth below. Please note that certain disclosures which were included in the “Goodwill and Intangible Assets” footnote to the 2009 Form 10-K will now also be included in the Critical Accounting Policies section. In addition, certain expanded disclosures have been added in response to the Staff’s Comment.

For the convenience of the Staff, the expanded disclosures in the Critical Accounting Policies section have been compared to the disclosure which appeared on page II-31 of the 2009 Form 10-K. In this regard, please note that only the expanded disclosures which have been added in response to the Staff’s Comment have been underlined.

“Critical Accounting Policies

Impairment of Goodwill and Intangible Assets

The Company tests goodwill and intangible assets with indefinite lives, primarily comprised of FCC licenses, for impairment during the fourth quarter of each year, and on an interim date should factors or indicators become apparent that would require an interim test.

Goodwill is tested for impairment at the reporting unit level, which is one level below or the same as an operating segment. The first step of the goodwill impairment test examines whether the book value of each of the Company's reporting units exceeds its fair value. If the book value of the reporting unit exceeds its fair value, the second step of the test requires the Company to then compare the implied fair value of that reporting unit's goodwill with the book value of its goodwill to determine the amount of impairment charge, if any. The estimated fair value of each reporting unit is computed based upon the present value of future cash flows (Discounted Cash Flow Method) and both the traded and transaction values of comparable businesses (Market Comparable Method). The Discounted Cash Flow Method adds the present value of the estimated annual cash flows over a discrete projection period to the residual value of the business at the end of the projection period. This technique requires the use of significant estimates and assumptions such as growth rates, operating margins, capital expenditures and discount rates. The estimated growth rates, operating margins and capital expenditures for the projection period are based on the Company’s internal forecasts of future performance as well as historical trends.  The residual value is estimated based on a perpetual nominal growth rate between 2.0% and 3.5%, which is based on projected long-range inflation in the United States and long-term industry projections. The discount rates, which range from 8.5% to 11.0%, were determined based on the average of the weighted average cost of capital of comparable entities. Certain future events and circumstances, including deterioration of market conditions, higher cost of capital, a decline in the advertising market or a decrease in audience acceptance of programming, could result in changes to these assumptions and judgments. A downward revision of these assumptions could cause the fair values of the reporting units to fall below their respective carrying values. The Company would then perform the second step of the goodwill impairment test to determine the amount of any non-cash impairment charge. Such a charge could have a material effect on the consolidated statement of operations and balance sheet.

Based on the 2009 annual impairment test, the individual carrying values of the following reporting units with significant goodwill balances are within 10% of their respective estimated fair values:

		Significant Assumptions
Reporting Unit	Reporting Unit Fair Value in Excess of Carrying Value	Perpetual Nominal Growth Rate	Discount Rate
CBS Interactive	5.2%	3.5%	10.0%
CBS Radio	2.3%	2.0%	8.5%
Outdoor Americas	3.3%	3.3%	10.0%

At December 31, 2009, the book value of goodwill for the CBS Interactive, CBS Radio and Outdoor Americas reporting units was $1.25 billion, $1.92 billion and $1.91 billion, respectively. A 25 basis point increase to the discount rates or a 25 basis point decrease to the perpetual nominal growth rates, assuming no changes to other factors, would cause the fair values of the reporting units listed above to fall below their respective carrying values.  The Company would then perform the second step of the goodwill impairment test to determine the amount of any non-cash impairment charge.”

***

As noted above, beginning with the 2010 Form 10-K, the Company will expand its existing disclosures in the first two paragraphs of the "Goodwill and Intangible Assets" footnote to the financial statements, as set forth below.  For the convenience of the Staff, the expanded disclosures in the first two paragraphs of this footnote have been compared to the disclosures which appeared in such paragraphs on page II-54 of the 2009 Form 10-K.  In this regard, please note that the disclosures which have been added in response to the Staff's Comment have been underlined.  Please also note that the Company is not making any changes to the other paragraphs of this footnote in response to the Staff's Comment.

“GOODWILL AND INTANGIBLE ASSETS

The Company performs an annual fair value-based impairment test of goodwill and intangible assets with indefinite lives, primarily comprised of FCC licenses, during the fourth quarter and also between annual tests if an event occurs or if circumstances change that would more likely than not reduce the fair value of a reporting unit or an indefinite-lived intangible asset below its book value. Goodwill is tested for impairment at the reporting unit level, which is one level below or the same as an operating segment. The first step of the goodwill impairment test examines whether the book value of each of the Company's reporting units exceeds its fair value. If the book value of the reporting unit exceeds its fair value, the second step of the test requires the Company to then compare the implied fair value of that reporting unit's goodwill with the book value of its goodwill to determine the amount of impairment charge, if any.

Based on the 2009 annual impairment test, the estimated fair value of each of the Company’s reporting units is greater than its carrying value.  The estimated fair value of each reporting unit is computed based upon the present value of future cash flows (Discounted Cash Flow Method) and both the traded and transaction values of comparable businesses (Market Comparable Method). The Discounted Cash Flow Method and Market Comparable Method resulted in substantially equal fair values. The Discounted Cash Flow Method includes the Company’s assumptions for growth rates, operating margins and capital expenditures for the projection period plus the residual value of the business at the end of the projection period. The estimated growth rates, operating margins and capital expenditures for the projection period are based on the Company’s internal forecasts of future performance as well as historical trends. The residual value is estimated based on a perpetual nominal growth rate between 2.0% and 3.5%, which is based on projected long-range inflation in the United States and long-term industry projections. The discount rates, which range from 8.5% to 11.0%, were determined based on the average of the weighted average cost of capital of comparable entities.”

6.
We note that FCC licenses accounted for 21% of total assets as of December 31, 2009.  We note that revenues, operating income, and segment income have declined in recent quarters on a year-over-year basis due to the negative impact of the current economic environment.  In light of the significance of your FCC licenses’ balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your FCC licenses.  For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

●	The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

●	A description of key assumptions that drive fair value in your discounted cash flow methodology.

●	The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Please provide us with your proposed disclosure in response to this comment.

In response to the Staff's Comment, in future filings, beginning with the Second Quarter Form 10-Q, the Company will expand its existing disclosure in the Critical Accounting Policies section of its MD&A, as set forth below. Please note that certain disclosures which were included in the “Goodwill and Intangible Assets” footnote to the 2009 Form 10-K will now also be included in the Critical Accounting Policies section. In addition, certain expanded disclosures have been added in response to the Staff’s Comment.

For the convenience of the Staff, the expanded disclosures in the Critical Accounting Policies section have been compared to the disclosure which appeared on page II-31 of the 2009 Form 10-K. In this regard, please note that only the expanded disclosures which have been added in response to the Staff’s Comment have been underlined.

“Critical Accounting Policies

Impairment of Goodwill and Intangible Assets

FCC licenses are tested for impairment at the geographic market level by comparing the fair value of the intangible asset by market with its book value. The estimated fair value of FCC licenses is computed using the Greenfield Discounted Cash Flow Method (‘‘Greenfield Method’’), which attempts to isolate the income that is attributable to the license alone. The Greenfield Method is based upon modeling a hypothetical start-up and building it up to a normalized operation that, by design, lacks inherent goodwill and whose other assets have essentially been added as part of the build-up process. The Greenfield Method adds the present value of the estimated annual cash flows over the build-up projection period to the residual value of the start-up at the end of the projection period. This technique requires the use of significant estimates and assumptions such as revenues, discount rates and perpetual nominal growth rates. In order to estimate the revenues of a start-up operation, the total market advertising revenue trend in the subject market is estimated based on recent industry projections. The discount rate is determined based on the average of the weighted average cost of capital of comparable entities in the broadcast industry. The perpetual nominal growth rate, which is used to estimate the residual value, is based on projected long-range inflation in the United States and long-term industry projections.

The discount rates and perpetual nominal growth rates are as follows:

	Discount Rate	Perpetual Nominal Growth Rate
Television stations	8.5%	2.5%
Radio stations	8.5%	2.0%

The assumptions used in determining fair values of the FCC licenses require management to make significant judgments. Certain future events and circumstances, including deterioration of market conditions, higher cost of capital or a decline in the local advertising market, could result in changes to these assumptions and judgments.  A downward revision in the present value of future cash flows could result in impairment and a non-cash charge would be required. Such a charge could have a material effect on the consolidated statement of operations and balance sheet.

As a result of the impairment charges recorded during the fourth quarter of 2009, the carrying values of the FCC licenses in 16 radio markets were reduced to their respective estimated fair value, which was $1.85 billion in the aggregate. The FCC licenses in four radio markets, which have an aggregate carrying value of $815.9 million, were each within 10% of their respective estimated fair values. The FCC licenses in four television markets, which have an aggregate carrying value of $496.2 million, were each within 10% of their respective estimated fair values.”

15) Reportable Segments, page II-84

7.
We note that in the fourth quarter of 2009, you realigned your operating segments.  For each reportable segment, please identify the operating segments and their respective reporting units and your basis for aggregation pursuant to the pertinent accounting literature.

The Company respectfully notes that its reportable segments are the same as its operating segments.  The Company’s reporting units are either one level below or at the same level as its operating segments.  The Company does not utilize the aggregation criteria in determining its reportable segments or reporting units.  Each of the Company’s operating segments and the respective reporting units are as follows:

Operating Segment/ Reportable Segment		Reporting Units
Entertainment	●	CBS Television
	●	CBS Films
	●	CBS Interactive

Cable Networks	●	Showtime Networks
	●	CBS College Sports Network

Publishing	●	Publishing

Local Broadcasting	●	CBS Television Stations
	●	CBS Radio

Outdoor	●	Outdoor Americas
	●	Outdoor Europe

8.
Please refer to your letter dated February 14, 2007.  In the sixth paragraph on page two therein, you stated that the “CBS Television reporting unit consists of three inter-related and inter-dependent divisions:  CBS Network (the “Network”), CBS Television Stations, its owned and operated stations (“Stations”) and CBS Enterprises, its secondary television market distribution arm (“Distribution”); together these divisions function as one business, CBS Television.”  In carving out Stations from CBS Network and Distribution, which appear to remain in your Entertainment segment, and aggregating it with Radio, tell us how you were able to overcome the presumptive interdependency among Stations, CBS Television Network and CBS Television Distribution.

The Company respectfully notes that its operating segments are based upon a new management structure put in place during the fourth quarter of 2009.  The Company realigned its management structure to more effectively pursue its long-term strategy of investing in content businesses and capitalizing on its strong local presence.  The new management structure was also necessitated to adapt to the recent and anticipated changes in the business environment in which the Company operates, which impact the relationship between CBS Television Network (“Network”), CBS Television Distribution (“Distribution”) and CBS Television Stations (“Stations”).

The media consumption habits of consumers have been changing and the distribution outlets available for network programming have broadened.  Previously, in addition to its advertising revenues, the Network was heavily dependent on the local advertising revenues generated from its owned and operated Stations to provide additional returns on its programming investments. While Stations are still dependent on the Network for content, the Network is less dependent on the contribution provided by its Stations to obtain a satisfactory return on its programming investments. Revenues can now also be derived from the distribution of programming over a number of other platforms available to consumers, such as the Internet (e.g., iTunes, CBS's TV.com) and “on-demand” through cable providers. Accordingly, the Company has increased its focus on developing more of its own content in order to benefit from the various distribution platforms available.

In addition, local advertising revenues experienced a downturn during the most recent United States economic recession.  Also, within the broadcast industry there is an increasing emphasis on local content and delivery in order to better engage the consumer and to support more targeted and customized advertising campaigns.  To compete effectively and capitalize on this trend, the Company must maintain an appropriate infrastructure for its local broadcasting businesses. Therefore, the Company has strategically restructured its local broadcasting operations by putting in place a new management structure that oversees the combined operations of its Stations and CBS Radio (“Radio”).  The Company intends to implement a long-term strategy to capitalize on its strong local presence by efficiently combining its effort across

Stations and Radio in managing its operations, generating local content, providing advertisers greater opportunities across platforms and further developing its local online presence.

***

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove

Stephen T. Giove

cc:	Leslie Moonves, President and Chief Executive Officer
Gary L. Countryman, Chair of the Audit Committee
Joseph R. Ianniello, Executive Vice President and Chief Financial Officer
Louis J. Briskman, Executive Vice President and General Counsel
Thomas S. Shilen, Jr., Senior Vice President, Controller and Chief Accounting Officer
Stefanie Kane, PricewaterhouseCoopers LLP
Robert Conklin, PricewaterhouseCoopers LLP
Kathryn Jacobson, Securities and Exchange Commission
Carlos Pacho, Securities and Exchange Commission
Jessica Plowgian, Securities and Exchange Commission